SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE l3D

Under the Securities Exchange Act of 1934 (Amendment No. 3)*

POWER-ONE, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

739308104

(CUSIP Number)

Colin W. Dunn, Vice President
Bel Fuse Inc.
206 Van Vorst Street
Jersey City, New Jersey 07302
(201) 432-0463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 739308104

(1)	Names of Reporting Persons: Bel Fuse Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)	Sole Voting Power:	0
(8)	Shared Voting Power:	6,869,441*
(9)	Sole Dispositive Power:	0
(10)	Shared Dispositive Power:	6,869,441*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,869,441*
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 7.8%
(14)	Type of Reporting Person (See Instructions): CO
* As of October 9, 2008, Bel Ventures Inc., a Delaware corporation (“Bel Ventures”), held 6,869,441 shares of common stock of Power One, Inc. (the “Company”). Bel Ventures is a wholly-owned subsidiary of Bel Fuse Inc., a New Jersey corporation (“Bel”). Bel shares voting and dispositive power over all securities of the Company held by Bel Ventures.

CUSIP No. 739308104

(1)	Names of Reporting Persons: Bel Ventures Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)	Sole Voting Power:	0
(8)	Shared Voting Power:	6,869,441 *
(9)	Sole Dispositive Power:	0
(10)	Shared Dispositive Power:	6,869,441 *

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,869,441 *
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 7.8%
(14)	Type of Reporting Person (See Instructions): CO
* As of October 9, 2008, Bel Ventures Inc., a Delaware corporation (“Bel Ventures”), held 6,869,441 shares of common stock of Power One, Inc. (the “Company”). Bel Ventures is a wholly-owned subsidiary of Bel Fuse Inc., a New Jersey corporation (“Bel”). Bel shares voting and dispositive power over all securities of the Company held by Bel Ventures.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends the Schedule 13D filed with the Securities and Exchange Commission by Bel Fuse Inc. (“Bel”) and its Bel Ventures Inc. subsidiary ("Bel Ventures") on February 25, 2008 and amended on March 12, 2008 and June 16, 2008 (the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

Item 1. Security and Issuer.

The class of equity securities to which this Amendment No. 3 relates is the Common Stock, par value $.001 per share (the “Shares”), of Power-One, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 740 Calle Plano, Camarillo, California 93012.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares purchased by Bel Ventures were purchased with the working capital of Bel. The aggregate amount of funds used in making the purchases reported on this Amendment No. 3 was approximately $3,414,857 (including brokerage commissions).

Item 5. Interest in Securities of the Issuer.

Based upon the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, as of August 1, 2008, there were 87,766,168 Shares outstanding. As of October 9, 2008, Bel and Bel Ventures beneficially owned (and had the power to vote and dispose of) 6,869,441 Shares, or approximately 7.8% of the Shares outstanding as of that date.

The following table details the transactions by Bel Ventures in Shares during the period beginning sixty (60) days prior to October 6, 2008 and ending on October 9, 2008 (the "Purchase Period"):

Date	Quantity	Price Per Share	Type of Transaction
10/03/2008	325,851	$1.3488	Open Market Purchase
10/06/2008	1,495,550	$1.3470	Open Market Purchase
10/07/2008	26,093	$1.2687	Open Market Purchase
10/08/2008	430,937	$1.2697	Open Market Purchase
10/09/2008	220,958	$1.2699	Open Market Purchase

Except for the transactions listed above, neither Bel, nor Bel Ventures nor any person or entity controlled by Bel or Bel Ventures has traded Shares during the Purchase Period.

Item 7. Material to Be Filed as Exhibits.

The following document is filed as an exhibit to this Amendment No. 3:

1. Joint Filing Agreement, dated October 10, 2008, by and between Bel Fuse Inc. and Bel Ventures Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2008

BEL FUSE INC.

By:	/s/ Daniel Bernstein
Name: Daniel Bernstein
Title: President

BEL VENTURES INC.

By:	/s/ Daniel Bernstein
Name: Daniel Bernstein
Title: President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).